UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 27, 2005

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 7.01 Regulation FD Disclosure.

News Release of Independence Holding Company dated December 27, 2005 announcing $35 Million Life Block Acquisition.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1   News release of Independence Holding Company dated December 27, 2005 announcing $35 million Life Block Acquisition.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: /s/ *Teresa A. Herbert*

Teresa A. Herbert   Date: December 28, 2005
Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY	**CONTACT: TERESA A. HERBERT**
96 CUMMINGS POINT ROAD	**(203) 358-8000**
STAMFORD, CONNECTICUT 06902	**www.Independenceholding.com**
NYSE: IHC	

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES

$35 MILLION LIFE BLOCK ACQUISITION

Stamford, Connecticut, December 27, 2005. Independence Holding Company (NYSE -IHC) today announced that Madison National Life Insurance Company acquired a block of traditional and universal life policies and annuity contracts totaling approximately $35 million of reserves.

Roy T.K. Thung, Chief Executive Officer, commented, "We are delighted that we completed a second block acquisition this year. We remain optimistic that we will continue our recent success by acquiring additional blocks of business in the future."

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, short-term medical, dental, vision, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.